Exhibit 99.10

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE Antwerp, division Mechelen 0466.460.429

Op 24 maart 2022 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

65.648.221

On 24 March 2022, the total number of shares and voting rights of Galapagos NV amounts to

65,648,221